27 September 2004	321/2004

Telstra Announces $750 million Off-Market Share Buy-Back Details

Telstra Corporation today announced details of its plan to invite all shareholders to participate in a $750 million off-market share buy-back.

Telstra expects to return $1.5 billion to shareholders each year for the next three years, through special dividends and/or share buy-backs, subject to maintaining the Board approved target financial parameters. This Buy-Back, combined with a six cents per share special dividend that Telstra intends to pay with the interim dividend in fiscal 2005, is part of Telstra’s ongoing capital management program.

Telstra Chief Financial Officer, Mr John Stanhope, said this Buy-Back was the next step in an ongoing capital management program which is intended to reward and benefit all shareholders, whether or not they elect to participate.

“For those shareholders who do decide to participate in the Buy-Back benefits include the return of capital and a fully franked dividend as part of the Buy-Back Price, while those who choose not to participate can expect to see enhancement in the Company’s key ratios including earnings per share and return on equity.

“Shareholder response to last year’s $1 billion buy-back was very positive, and Telstra’s sound financial settings and confidence in future performance enables us to offer all shareholders the opportunity to take part in another Buy-Back,” he said.

Under the tender process, all eligible shareholders will be able to tender any number of their shares to Telstra at specified prices from $4.05 to $4.65, or as a Final Price Tender (which is the option of accepting the final price, no matter where in the range it is).

“We have set the tender range at $4.05 to $4.65, based on our experience with last year’s Buy-Back, where the Buy-Back price chosen by participants was well below the prevailing market price at the conclusion of the tender period,” he said.

“While this Buy-Back is similar to Telstra’s 2003 buy-back, there are some differences that shareholders should be aware of including the issue of a new Tax Determination under which the capital loss that may arise from selling shares in the Buy-Back may be reduced,” Mr Stanhope said.

Telstra has confirmed with the Australian Taxation Office that the Buy-Back Price will have two components: a capital component of $1.50 and a fully franked dividend component equal to the difference between the Buy-Back Price and $1.50.

The deemed capital proceeds that shareholders will receive on disposal of their shares under the Buy-Back will be the $1.50 capital component together with the amount (if any) by which the “Capital Gains Tax Value” exceeds the Buy-Back Price. Telstra does not intend to buy back shares at a price that exceeds the Capital Gains Tax Value.

The Commissioner of Taxation has indicated that for the purposes of the Buy-Back the Capital Gains Tax Value will be determined as $4.85 adjusted for movements in the S&P/ASX200 Index from the commencement of trading on 12 August 2004 to the close of trading on the day the Buy-Back closes.

Mr Stanhope said Telstra also carefully considered how the Buy-Back may impact smaller shareholders and had decided to increase the Priority Tender amount from 400 to 600 shares.

“This means that any shareholder who tenders all of their shares at or below the Buy-Back Price or as a Final Price Tender and who would be left with 600 or less shares as a result of any scale back will have all of their shares bought back.”

For shareholders who choose to participate in the Buy-Back:

•	If the Buy-Back Price is higher than their tender price, shareholders will receive the higher Buy-Back Price;

•	Shareholders can submit a Final Price Tender to ensure they sell some or all of their shares at the Buy-Back Price, wherever it is determined to be under the tender process in the range of $4.05 to $4.65 per share;

•	If their shares are bought back, the final Buy-Back Price will include a fully franked dividend of between $2.55 and $3.15 per share;

•	If the Buy-Back Price is less than a shareholder’s tendered price, then those shares will not be bought back; and

•	Successful tenders may be subject to scale back if the total number of shares tendered at or below the Buy-Back Price and as Final Price Tenders exceeds Telstra’s target to buy back approximately $750 million worth of shares.

The Buy-Back will be funded from liquid assets and short term funding facilities. Gearing, interest cover and debt servicing will remain within or below Telstra’s target parameters.

Telstra’s 1.7 million shareholders should start to receive a buy-back booklet outlining all the relevant details of the Buy-Back from 13 October 2004. The indicative Buy-Back timetable is outlined below.

Off-Market Buy-Back Tender Timetable

Event	Date
Shares quoted ex-entitlement to participate in the Buy-Back on the ASX. (Shares acquired on the ASX on or after this date will not receive an entitlement to participate in the Buy-Back)	1 October
Determination of shareholders entitled to participate in the Buy-Back (Buy-Back record date)	8 October
Shares quoted ex-entitlement to participate in the Buy-Back on the NZX	11 October
Mailing of Buy-Back booklet to shareholders commences	13 October
Telstra First Quarter Market Update	20 October
Buy-Back tender period opens	25 October
Telstra Annual General Meeting	28 October
Buy-Back tender period closes. Tenders must be received by the Telstra Share Registry no later than 7pm in Australia or New Zealand	12 November
Announcement of Buy-Back Price and number of shares bought back	15 November
Payment by direct credit and mailing of notices commences to successful participants	23 November

Telstra has appointed UBS as financial adviser on the Buy-Back.

Shareholders on the Australian register may call the Telstra Buy-Back enquiry line on 1300 305 385 (within Australia) or +61 3 9615 9199 (outside Australia). Shareholders on the New Zealand register should dial 0800 835 7872 (within New Zealand) or +64 3 308 8887 (outside New Zealand).

Important Note

Shareholders may receive franking credits and tax offsets from selling their shares in the Buy-Back. However, to qualify for these franking credits and tax offsets, a shareholder must have held their Telstra shares “at risk” for a minimum of 45 days prior to selling them. This condition is known as “the 45 day rule”. Generally, if shareholders acquired all of their shares on or before 29 September 2004, they will satisfy the 45 day rule as there are 45 full days between 29 September 2004 and the day when the Buy-Back allocations (including any scale back) occurs (14 November 2004).

The 45 day rule operates on a last-in-first-out basis so that a shareholder will be deemed to have disposed of under the Buy-Back their most recently acquired shares for the purpose of applying the 45 day rule.

Generally, if the most recently acquired shares did not confer an entitlement to participate in the Buy-Back, those shares would not be taken to have been disposed of under the Buy-Back by participating shareholders for the purposes of the 45 day rule. This means that shareholders that acquired shares on the ASX on or after 1 October 2004 should not be treated as having disposed of those shares under the Buy-Back for the purposes of the 45 day rule.

If a shareholder acquired Telstra shares on or before 29 September 2004 and acquires other Telstra shares on the ASX on 30 September 2004 (i.e. after 29 September 2004 but before the Buy-Back exdate (1 October 2004)), those shares acquired on 30 September 2004 will be deemed to be sold first for the purposes of the 45 day rule and, consequently the shareholder may not be entitled to the tax offset and franking credit in respect of the dividend component of the Buy-Back Price having regard to the number of shares acquired on 30 September 2004.

An exemption from the 45 day rule may be available to certain taxpayers. Shareholders should seek advice as to the taxation consequences for them of participating in the Buy-Back.

Telstra Media Contact
Angela Martinkus
Mbl: 0408 997 420

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

Telstra

Telstra Corporation Limited

Off-Market Share Buy-Back

John Stanhope

Chief Financial Officer

"Customer commitment
drives shareholder value"

Page 1

Agenda

Overview	3
Key Differences to 2003 Buy-Back	4
Buy-Back Price	5
Tender Rules	6
Tax Implications	7
Commonwealth’s Position	8
Impact on Telstra	9
Target Financial Parameters	10
Key Dates	11
Example Tax Implications	12
Questions

Overview

Target amount

•	$750 million target

•	Actual may be less, depending on conditions, tenders lodged

Tender range, composition

•	$4.05 to $4.65 range

•	$1.50 capital component, balance is fully franked dividend

•	New tax determination may affect deemed capital loss

Price choice

•	Nominate specified price within range, and/or a Final Price Tender

•	The Buy-Back Price will be the lowest price in the range at which there is sufficient shareholder demand that allows target capital repurchase of approximately $750 million

Lodgement

•	3 week tender period

•	Monday, 25 October 2004 to Friday, 12 November 2004

Telstra’s next step
   in ongoing capital management program

Key Differences to 2003 Buy-Back

Size

•	Targeting to buy back $750 million worth of shares, compared to $1 billion last year

Tax changes

•	Based on Taxation Determination TD2004/22, participating shareholders will be deemed for CGT purposes to have disposed of each share for capital proceeds of $1.50 plus the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price

Capital Gains Tax Value

•	The Capital Gains Tax Value will be determined as $4.85 adjusted for movements in the S&P/ASX200 Index from the commencement of trading on 12 August 2004 to the close of trading on the day the Buy-Back closes

Priority Tender

•	Has been increased from 400 last year to 600 this year, as a way of reducing the impact of a scale back on smaller shareholders

Similar structure to last year
   benefits to all shareholders

Buy-Back Price

Tender range

•	$4.05 to $4.65

•	7 specified prices, 10c intervals

•	Lodge at any specified price, or as Final Price Tender

Calculation

•	The Buy-Back Price will be the lowest price in the range that enables target purchase of around $750 million worth of shares

•	Telstra does not intend to buy back shares at a price that exceeds Capital Gains Tax Value

Composition

•	$1.50 capital component

•	Balance of Buy-Back will be fully franked dividend

Announcement

•	ASX announcement of the Buy-Back Price and the number of shares bought back is expected to be on Monday, 15 November 2004

Targeting to buy-back
   $750 million worth of shares

Tender Rules

Eligibility

•	Registered holders as at Friday, 8 October 2004

Acceptance

•	All successful tenders will receive the same Buy-Back Price

•	Only shares tendered at or below the Buy-Back Price or as Final Price Tenders will be bought back

•	Shares tendered at the Buy-Back Price and Final Price Tenders may be subject to scale back

•	Shares tendered above the Buy-Back Price will not be bought back

Scale back

•	Shares tendered at the Buy-Back Price will be subject to scale back if supply exceeds Telstra’s target at and below that price

•	Final Price Tenders may also be scaled back if the Buy-Back Price is set at the bottom of the range

•	A Priority Allocation of 400 shares is offered to reduce the impact of any scale back on smaller shareholders

Shareholders choice
   to participate in the Buy-Back

Tax Implications

Capital gains tax and dividends

•	Shareholders’ cost base is relevant in determining any capital loss

•	Resident individuals and superfunds will generally be deemed to have sold their shares for $1.50 plus the amount (if any) by which the Capital Gains Tax Value exceeds the Buy-Back Price

•	Difference between Buy-Back Price and $1.50 will be a fully franked dividend

•	Shareholders to seek their own advice

Availability of franking credits

•	The 45 day rule generally requires that shares must be held at risk for a minimum of 45 days to qualify for benefit of franking credit or tax offset. An exemption to the 45 day rule may be available to certain taxpayers

•	Generally, shareholders that acquired all of their shares after 29 September 2004 will not satisfy the 45 day rule

•	Generally, if shareholders purchase shares on the ASX on or after the ex date (1 October 2004) this should not, of itself, result in them failing the 45 day rule in respect of shares sold under the Buy-Back

Commonwealth’s Position

Undecided

•	As at 27 September 2004, it is not clear whether the Commonwealth will participate

Telstra Corporation Act 1991

•	States that the Commonwealth must retain the majority ownership (50.1%) of Telstra

Last year

•	The Commonwealth did not participate in the 2003 buy-back

Impact on Telstra

Funding

•	Funded from liquid assets and short-term funding facilities

•	Retain sufficient balance sheet capacity to support our operational investment requirements

Gearing, interest cover and debt servicing

•	Remain within or below target financial parameters

Enhanced EPS and ROE

•	Buy-Back expected to enhance earnings per share and increase return on equity

Franking credits

•	Dividend component of the Buy-Back Price will be fully franked by Telstra

•	After the Buy-Back both ordinary and special dividends are expected to be fully franked for the foreseeable future

Last year’s buy-back
   was a success

Target Financial Parameters

%
1. Payout Ratio (Ordinary Dividends Declared)
Target Zone 80 %
100
80
60
40
FY 99 FY 00 FY 01 FY 02 FY 03 FY 04
Weaker
Stronger

%
2. Gearing – Net Debt
Target Zone 45 - 55%
55
50
45
40
35
FY 99 FY 00 FY 01 FY 02 FY 03 FY 04
Weaker
Stronger

Times
3. Interest Cover – EBITDA/ Net Int Exp
Target Zone greater than 8 times
15
10
5
0
FY 99 FY 00 FY 01 FY 02 FY 03 FY 04
Stronger
Weaker

Times
4. Debt Servicing – Net Debt/EBITDA
Target Zone 1.3 – 1.7 times
2.0
1.7
1.4
1.1
0.8
0.5
FY 99 FY 00 FY 01 FY 02 FY 03 FY 04
Weaker
Stronger

Target parameters provide flexibility for the future

Page 10

Key Dates

Tenders to be received by the Telstra Share Registry by
7pm Friday, 12 November 2004

Ex-date for Buy-Back entitlement (ASX)	Friday, 1 October 2004

Buy-Back record date	Friday, 8 October 2004

Tender Period Opens	Monday, 25 October 2004

Tender Period Closes	Friday, 12 November 2004

Announcement of Buy-Back Price and number of shares bought back	Monday, 15 November 2004

Payment by direct credit and mailing of notices commences to successful participants	Tuesday, 23 November 2004

45 Day Rule1

•	Generally, shareholders who acquired all of their shares after 29 September 2004 will not satisfy the 45 day rule

Buy-Back Booklet

•	Dispatch expected to commence 13 October 2004

NZX

•	Ex-date for Buy-Back entitlement on the NZX is 11 October 2004

(1)	This assumes the Buy-Back allocation occurs on 14 November 2004 and is based on discussions Telstra has had with the Australian Tax Office. A shareholder who has acquired shares on or before 29 September 2004 may still not be entitled to the franking credits. Shareholders should seek their own advice

Example Tax Implications
Taxable income of Australian resident individual $6,001-$21,600 $21,601-$58,000 $58,001-$70,000 $70,000+ Per share analysis 18.5%1 31.5%1 43.5%1 48.5%1 Income tax consequences Illustrative Buy-Back Price2 $4.05 $4.05 $4.05 $4.05 Less: capital component $(1.50) $(1.50) $(1.50) $(1.50) Assumed fully franked dividend component $2.55 $2.55 $2.55 $2.55 Add: gross up for franking credits $1.09 $1.09 $1.09 $1.09 Assessable income $3.64 $3.64 $3.64 $3.64 Tax on assessable income $(0.67) $(1.15) $(1.58) $(1.77) Tax offset $1.09 $1.09 $1.09 $1.09 Net tax offset (tax payable) on franked distribution $0.42 $(0.06) $(0.49) $(0.68) Capital gains tax consequences Capital component $1.50 $1.50 $1.50 $1.50 $1.50 $1.50 $1.50 $1.50 Add: excess Capital Gains Tax Value3 over Buy-Back Price $0.80 $0.80 $0.80 $0.80 $0.80 $0.80 $0.80 $0.80 Capital proceeds for CGT purposes $2.30 $2.30 $2.30 $2.30 $2.30 $2.30 $2.30 $2.30 Less: illustrative cost base $(3.30) $(7.40) $(3.30) $(7.40) $(3.30) $(7.40) $(3.30) $(7.40) Total capital loss arising from disposal4 $(1.00) $(5.10) $(1.00) $(5.10) $(1.00) $(5.10) $(1.00) $(5.10) (1) The tax rate used includes the Medicare Levy of 1.5%. The Medicare Levy depends on the individual’s own circumstances. (2) A Buy-Back Price of $4.05 is used for illustrative purposes only. You should not rely on this price as being the actual Buy-Back Price. (3) The Commissioner of Taxation has indicated that for the purposes of the Buy-Back the Capital Gains Tax Value will be determined as $4.85 adjusted for movements in the S&P/ASX200 Index from the commencement of trading on 12 August 2004 to the close of trading on the day the Buy-Back closes. (4) The capital loss which arises under the Buy-Back may be different from the capital loss which may have arisen under an equivalent sale of the Shares on-market. The capital proceeds under the Buy-Back are the aggregate of $1.50 and $0.80, which is the excess of the Capital Gains Tax Value over the Buy-Back Price.

Questions?

Appendix 3C
Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
TELSTRA CORPORATION LIMITED	33 051 775 556

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions (as modified)

2	+Class of shares which is the subject of the buy-back (eg, ordinary/preference)	Ordinary

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares in the +class on issue	12,628,359,026

6	Whether shareholder approval is required for buy-back	No. An ASIC modification has been obtained pursuant to section 257D(4) of the Corporations Act 2001 (Cth).

7	Reason for buy-back	To enable the company to maintain a more efficient capital structure.

+ See chapter 19 for defined terms.
30/9/2001

Appendix 3C page 1

Appendix 3C
Announcement of buy-back

8	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	See announcement released on 27 September 2004. Further information in relation to the buy-back will be contained in a buy-back booklet which will be sent to all eligible shareholders from 13 October 2004.

On-market buy-back

9	Name of broker who will act on the company’s behalf	N/A

10	Deleted 30/9/2001.	N/A

11	If the company intends to buy back a maximum number of shares – that number	N/A

Note: This requires a figure to be included, not a percentage.

12	If the company intends to buy back shares within a period of time – that period of time; if the company intends that the buy-back be of unlimited duration – that intention	N/A

13	If the company intends to buy back shares if conditions are met – those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A

15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

30/9/2001

Appendix 3C Page 2

Appendix 3C
Announcement of buy-back

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A

17	Number of shares proposed to be bought back	N/A

18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	Up to approximately 1.5% of all shares on issue depending on the final buy-back price and the amount determined to be bought back by the company.

20	Total number of shares proposed to be bought back if all offers are accepted	Up to approximately 185.2 million depending on the final buy-back price and the amount determined to be bought back by the company.

21	Price to be offered for shares	The price will be determined through a tender process (see announcement of 27 September 2004).

22	+Record date for participation in offer	8 October 2004

Cross reference:Appendix 7A,clause 9.

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date: 27 September 2004
(Director/Company secretary)

Print name:	Douglas Gration

+ See chapter 19 for defined terms.

30/9/2001

Appendix 3C Page 3